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                           April 11, 2023

       Thomas FitzGerald
       General Counsel
       ZeroFox Holdings, Inc.
       1834 S. Charles Street
       Baltimore, Maryland, 21230

                                                        Re: ZeroFox Holdings,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 31,
2023
                                                            File No. 333-271028

       Dear Thomas FitzGerald:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jeffrey Ostrager